(m)(3)(i)

May 1, 2014

Voya Variable Funds

7337 East Doubletree Ranch Road

Suite 100

Scottsdale, Arizona 85258

Re:	Reduction in Fee Payable under the ING Variable Funds (now known as Voya Variable Funds) Amended and Restated Shareholder Service and Distribution Plan

Ladies and Gentlemen:

Voya Investments Distributor, LLC (“VID”) hereby waives a portion of the distribution fee payable to VID under the ING Variable Funds (now known as Voya Variable Funds) Amended and Restated Shareholder Service and Distribution Plan (the “Plan”) for the funds listed on the attached Schedule A (the “Plan”), in an amount equal to 0.10% per annum on the average daily net assets attributable to Service 2 Class Shares as if the distribution fee specified in the Plan were 0.15%. By this letter, we agree to waive that fee for the period May 1, 2014 through May 1, 2015.

Notwithstanding the foregoing, termination or modification of this letter requires approval by the Board of Trustees of Voya Variable Funds.

Please indicate your agreement to this reduction in fee by executing below in the place indicated.

Sincerely,

By:	/s/ Michael J. Roland
Michael J. Roland
Executive Vice President

Agreed and Accepted:

Voya Variable Funds

By:	/s/ Kimberly A. Anderson
Kimberly A. Anderson
Senior Vice President

7337 E. Doubletree Ranch Rd. Suite 100 Scottsdale, AZ 85258-2034	Tel: 480-477-3000 Fax: 480-477-2744 www.voyainvestments.com	Voya Investments Distributor, LLC

SCHEDULE A

Funds

Voya Growth and Income Portfolio